Filed Pursuant to Rule 433
Registration No. 333-283793
THE PNC FINANCIAL SERVICES GROUP, INC.
$1,500,000,000 5.423% FIXED-RATE RESET SUBORDINATED NOTES DUE JANUARY 25, 2041

Issuer:	The PNC Financial Services Group, Inc. (“PNC”)

Security:	5.423% Fixed-Rate Reset Subordinated Notes due January 25, 2041 (the “Subordinated Notes”)

Ranking:	The Subordinated Notes are unsecured and will rank equally with all existing and future unsecured subordinated indebtedness of PNC issued under the indenture governing the Subordinated Notes. The Subordinated Notes will be subordinated in right of payment to all senior indebtedness of PNC and other specified company obligations.

Expected Security Ratings:*	A3 / BBB+ / A- / A (high) (Moody’s / S&P / Fitch / Morningstar DBRS)

Principal Amount:	$1,500,000,000

Price to Investors:	100.000% of face amount

Minimum Denomination/Multiples:	$2,000 / multiples of $1,000 in excess thereof

Trade Date:	January 21, 2026

Settlement Date:**	January 26, 2026 (T+3)

Maturity:	January 25, 2041

Optional Redemption Date:	Redeemable in whole, but not in part, on January 25, 2036, the date that is five years prior to the maturity date, at 100% of the principal amount of the Subordinated Notes, plus accrued and unpaid interest thereon to the date of redemption. Also redeemable in whole, or in part, during the 90-day period prior to, and including, the maturity date at 100% of the principal amount of the Subordinated Notes, plus accrued and unpaid interest thereon to the date of redemption

Initial Fixed Rate Period:	From, and including, January 26, 2026 to, but excluding, January 25, 2036

Subsequent Fixed Rate Period:	From, and including, January 25, 2036 to, but excluding, the maturity date

Interest Rates:
Initial Fixed Rate Period: 5.423% annually
Subsequent Fixed Rate Period: Five-year U.S. Treasury rate, determined as set forth under “Certain Terms of the Subordinated Notes—Interest—Subsequent Fixed Rate Period” in the preliminary prospectus supplement dated January 21, 2026, plus 1.170%

Interest Payment Dates:
Initial Fixed Rate Period: Each January 25 and July 25, commencing on July 25, 2026 and ending on January 25, 2036
Subsequent Fixed Rate Period: Each January 25 and July 25, commencing on July 25, 2036 and ending at the maturity date

Day Count Convention / Business Day Convention:	30/360; Following Business Day Convention (Unadjusted)

Reference Benchmark:	UST 4.000% due November 15, 2035

Reference Benchmark Yield:	4.253%

Spread to Reference Benchmark:	117 basis points

Re-offer Yield:	5.423%

CUSIP/ISIN:	693475 CF0 / US693475CF09

Joint Book-Running Managers:	PNC Capital Markets LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc.

Concurrent Offering:	Concurrent with this offering, PNC is offering $1,200,000,000 of its 4.075% Fixed Rate/Floating Rate Senior Notes due 2029 and $300,000,000 of its Floating Rate Senior Notes due 2029

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
** Note: We expect that delivery of the Subordinated Notes will be made against payment therefor on the third business day following the date hereof (such settlement cycle being referred to as (“T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Subordinated Notes prior to the first business day before settlement will be required, by virtue of the fact that the Subordinated Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors

Conflict of Interest
Because our affiliate, PNC Capital Markets LLC, is participating in this offering, PNC Capital Markets LLC is deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Accordingly, the distribution arrangements for this offering comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with Rule 5121, PNC Capital Markets LLC may not make sales in this offering to any discretionary account without the prior approval of the customer.
The PNC Financial Services Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents The PNC Financial Services Group, Inc. has filed with the SEC for more complete information about The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling PNC Capital Markets LLC (toll-free) at 1-855-881-0697, Goldman Sachs & Co. LLC at 1-866-471-2526 or J.P. Morgan Securities LLC at 1-212-834-4533.
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